Exhibit 15.4

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

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In re:		In a Proceeding Under § 304 of the Bankruptcy Code

	BOARD OF DIRECTORS OF MULTICANAL S.A.,	Case No. 04-10280 (ALG)

Debtor in Foreign Proceeding

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MEMORANDUM OF DECISION

A P P E A R A N C E S:

CLEARY, GOTTLIEB, STEEN & HAMILTON
Attorneys for Petitioner Board of Directors of Multicanal S.A.
By:	Lindsee P. Granfield, Esq.
Kurt A. Mayr, Esq.
One Liberty Plaza
New York, New York 10006

PROSKAUER ROSE LLP
Attorneys for Movant Argentinian Recovery Company LLC
1585 Broadway
New York, New York 10036
By:	Louis M. Solomon, Esq. Jeffrey Levitan, Esq.
Colin A. Underwood, Esq.
Caroline S. Press, Esq.
Jennifer R. Scullion, Esq.
Michael B. Smith, Esq.

ALLAN L. GROPPER

UNITED STATES BANKRUPTCY JUDGE

Before the Court is a proceeding under § 304 of the Bankruptcy Code, commenced by the Board of Directors of Multicanal S.A. (“Multicanal”), a cable systems operator with its principal offices in Buenos Aires and operations in Argentina, Paraguay and Uruguay.  The § 304 proceeding seeks recognition and enforcement in the United States of a restructuring plan that Multicanal filed, on December 16, 2003, in connection with an acuardo preventivo extrajudicial (“APE”)

proceeding under Argentine insolvency law.  Through that proceeding Multicanal seeks to restructure certain of its outstanding debt, including five series of notes in an aggregate amount of over U.S. $500 million (the “Notes”).  Multicanal concedes that it has been in default on payment of principal and interest on the Notes since February 2002.  Some of the Notes are governed by an indenture qualified under the Trust Indenture Act of 1939, 15 U.S.C. § 77aaa et seq. (“TIA”).

Argentinian Recovery Company LLC (“ARC”) is a Delaware limited liability company whose members claim to hold beneficial interests in the Multicanal Notes aggregating in excess of $157 million.  Three days after Multicanal commenced its APE proceeding in Argentina, ARC brought two lawsuits in the Supreme Court of the State of New York seeking a judgment in the principal amount of its Notes plus interest, as well as declaratory and injunctive relief that Multicanal cannot, by virtue of a provision in the TIA, restructure ARC’s Notes in the APE.  Thereafter, on January 16, 2004, Multicanal’s board of directors, as its representative, filed a petition under § 304 of the Bankruptcy Code commencing a case ancillary to the Argentinian APE.  It also filed a motion in the § 304 case seeking a temporary restraining order and preliminary injunction enjoining ARC from proceeding with the State court lawsuits.  On January 16, 2004, this Court granted a temporary restraining order providing that, pending a hearing on a preliminary injunction, ARC was “temporarily restrained from (i) continuing to prosecute [the State court lawsuits] … (ii) taking any other actions in the United States of America in furtherance of [the State court lawsuits] … (iii) taking any other actions in the United States of America to interfere with the administration of the Debtor’s restructuring proceedings in Argentina … or (iv) commencing or continuing any other action against the Debtor or its property, relating to any bond, note or bank debt owed by the Debtor.…” (Order, dated January 16, 2004, pp. 3-4)

On January 21, 2004 and January 27, 2004, the Court held hearings at which the restraining order was continued and discovery and scheduling of a hearing were considered.1 ARC asserted, as it had in the State court actions, that its rights as the holder of Notes issued under an indenture qualified under the TIA could not, as a matter of law, be impaired or affected by a foreign insolvency case and that, in effect, the § 304 proceeding was a nullity as to it.  Accordingly, it was proposed and the parties agreed that the Court would first determine whether, as a matter of law, ARC’s rights as the holder of Notes issued under an indenture qualified under the TIA can be impaired by reason of recognition of a foreign insolvency proceeding in the United States.  If the Court found that they can be so impaired, it would proceed to determine the remaining issue, whether the Argentinian APE proceeding, under all of the circumstances, satisfies the requirements of § 304 as to recognition.  Both parties have submitted voluminous materials on this motion as to whether the APE meets the criteria for recognition under the facts of this matter, and each asks the Court to rule as a matter of law that it does or does not.  The Court declines the invitation by both parties for a determination of an issue that the statute itself states should be made, if timely contraverted, “after trial.” 11 U.S.C. § 304(b).  The only issue before the Court for decision is whether ARC’s rights under the TIA preclude the grant of relief to petitioner under § 304 of the Bankruptcy Code.2

(1)          On the day after the January 27, 2004 hearing, ARC and two affiliates also filed an involuntary Chapter 11 petition in this Court against Multicanal.  Multicanal promptly filed a motion to hold ARC in contempt for having allegedly violated the temporary restraining order precluding the commencement of actions against it, and it has also moved to dismiss the involuntary petition.  Neither of these motions is the subject of this decision.

(2)          Multicanal also argues that ARC lacks standing to assert rights because the TIA affords protection only to registered holders of bonds issued under a qualified indenture, and ARC is not such a holder.  Multicanal asserts, citing MacKay Shields LLC v. Sea Containers, Ltd., 300 A.D.2d 165, 751 N.Y.S.2d 485 (1st Dept. 2002), that New York State courts have dismissed suits brought by beneficial holders rather than registered holders.  As ARC contends, however, the applicable section of the TIA, § 316(b), refers to “holders” without qualification, and the Federal courts have permitted beneficial holders to sue to vindicate TIA rights.  See Federated Strategic Income Fund v. Mechala Group Jamaica Ltd., No. 99 CIV 10517, 1999 U.S. Dist. LEXIS 16996 (S.D.N.Y. November 2, 1999); see also Drachman v. Harvey, 453 F.2d 722 (2d Cir. 1971).  ARC has also obtained consent from the registered holders, Cede & Co. and State Street Bank, to maintain these proceedings and has detailed (without contradiction) its unsuccessful efforts to obtain from Multicanal individual Notes issued in its own name.  In light of the above, ARC has standing to enforce any rights it may have as a “holder” of Notes under § 316(b) of the TIA.

Discussion

ARC’s argument has changed during the course of the briefing on this motion.  Its first memorandum started with the language of § 316(b) of the Trust Indenture Act, 15 U.S.C. § 77ppp(b), and in particular the clause that “the right of any holder of any indenture security to receive payment of the principal of and interest on such indenture security … shall not be impaired or affected without the consent of such holder.” (emphasis in original) To this language ARC appended the familiar contention that the “plain meaning” of the statute requires a finding in its favor, and that § 316(b) constitutes an unequivocal “guarantee that the payment terms of the bonds shall not be impaired absent the unanimous consent of all Bondholders.” (ARC Memorandum, p. 1, emphasis again in original) ARC contended, “The statute does not limit this critical, federal right by reference to any other federal laws, let alone by any foreign practice that might be argued to govern the issuer’s assets.” (Memorandum, p. 14)

ARC nevertheless conceded, as it must, that the rights of holders to principal and interest on bonds issued under a TIA-qualified indenture can be impaired by bankruptcy proceedings.  After arguing that the “plain meaning” of the statute admits of no exceptions and no judicial inquiry, ARC in its opening memorandum retreated to the position that it is only through U.S. bankruptcy proceedings that “U.S. bondholders could arguably be said to have understood that an exception to their ‘absolute’ entitlement might occur.” (Memorandum, p. 18) ARC there declared: “a bright line – U.S. Bankruptcy Code proceedings yes, all others no ….” (Id.) But ARC’s bright line was again blurred.  In its reply brief obliquely, and at oral argument clearly, ARC conceded that a foreign bankruptcy proceeding could possibly impair a bondholder’s rights under the TIA – but only in the event the foreign proceeding were identical to a proceeding under U.S. law.  As shown below, none of ARC’s contentions find support either in the so-called “plain meaning” of § 316(b) of the Trust Indenture Act or in established legal principles relative to U.S. recognition of foreign insolvencies.

As a preliminary matter, ARC overstates the “Federally protected” rights afforded to bondholders by the TIA.  The Trust Indenture Act of 1939 sets forth certain requirements relative to indentures.  One purpose of the statute was to regulate and reform prior practice whereby indentures contained provisions that permitted a group of bondholders, often controlled by insiders, to agree to amendments to the indenture that affected the rights of other holders – so-called “majority” or “collective” action clauses.  See Sec. and Exch. Comm’n., Report on the Study and Investigation of Protective and Reorganization Committees, Parts I-VIII (1937-1940); Mark J. Roe, The Voting Prohibition in Bond Workouts, 97 Yale L.J. 232, 251-52 (1987); see also Bluebird Partners, L.P. v. First Fidelity Bank, N.A. N.J., 85 F.3d 970, 974 (2d Cir. 1996).  Section 316(a) of the TIA provides that a qualified indenture may contain certain limited collective action clauses.  Section 316(b) then declares that “[n]otwithstanding any other provision of the indenture to be qualified,” the right of any holder to institute suit for principal or interest on the holder’s bonds or debentures cannot be impaired without consent.  As the court described § 316(b) in UPIC & Co. v. Kinder-Care Learning Ctrs., Inc., 793 F.Supp. 448, 452 (S.D.N.Y. 1992), “Section 316(b) … proscribes certain … ‘majority action clauses’ … [and] expressly prohibits use of an indenture that permits modification by majority security holder vote of any core term of the indenture, i.e., one affecting a security holder’s right to receive payment of the principal of or interest on the indenture security….”

ARC correctly argues that the TIA gives rise to Federal statutory rights designed to protect investors.  See Bluebird Partners, L.P., 85 F.3d at 974; Zeffiro v. First Penn. Banking and

Trust Co., 623 F.2d 290, 299 (3d Cir. 1980).  But all holders of notes that are absolute promises to pay have contract rights against the issuer that cannot be impaired without consent.  This is true whether the note is issued in a series under a TIAqualified indenture, under an indenture not qualified under the Trust Indenture Act, or issued directly by the borrower to the lender without any indenture at all.  Assuming there is no limitation in the applicable note as to the right of the holder to sue, each holder has a contractual right to principal and interest and to commence a lawsuit if these are not paid when due.  For holders of notes issued under a qualified indenture, this right is protected against impairment through the mechanism of a collective action clause.  See § 316(b) of the Trust Indenture Act, whose interlocutory clause is, “[n]otwithstanding any other provision of the indenture to be qualified….” More fundamentally, the right against impairment is also protected, as to all holders (whether under a qualified indenture or otherwise), by the Constitutional prohibition against the impairment of contracts.  U.S. Const. Art. I, § 10; see also the Sinking-Fund Cases, 99 U.S. 700 (1878) (prohibition binding on Federal government by virtue of due process of law).  Section § 316(b) does not create rights against impairment of contractual obligations that are already imbedded in the Constitution; it places a further gloss on such rights by restricting the use of collective action clauses.

After overstating its rights under § 316(b), ARC argues that even if these “rights” can be impaired by a filing under the U.S. Bankruptcy Code, they cannot be affected by a proceeding under foreign law (unless perhaps if that proceeding is identical to a U.S. proceeding).  The short answer to ARC’s contention is Canada Southern Ry. Co. v. Gebhard, 109 U.S. 527 (1883), where a group of American holders of bonds issued under an indenture by a Canadian railroad sued to obtain a judgment for principal and interest on the bonds.  The company defended on the ground that the Parliament of Canada had enacted the “Canada Southern Arrangement Act, 1878,”

providing for a scheme of arrangement under which new bonds would be issued to replace the prior bonds.  The U.S. holders argued that the scheme of arrangement, to which they had not consented, was imposed by means of precisely the type of contractual impairment that was prohibited by the U.S. Constitution and should not be recognized by the U.S. courts.  The Supreme Court rejected the argument and ordered that judgment be entered for the railroad.  It declared:

[E]very person who deals with a foreign corporation impliedly subjects himself to such laws of the foreign government, affecting the powers and obligations of the corporation with which he voluntarily contracts, as the known and established policy of that government authorizes.  To all intents and purposes, he submits his contract with the corporation to such a policy of the foreign government, and whatever is done by that government in furtherance of that policy which binds those in like situation with himself, who are subjects of the government, in respect to the operation and effect of their contracts with the corporation, will necessarily bind him.

109 U.S. at 537-38.

Gebhard did not involve a collective action clause under an indenture but a foreign statute of a type specifically prohibited by the U.S. Constitution.  However, if foreign law can under certain circumstances trump the U.S. Constitution and preclude bondholders from enforcing their contractual rights, as Gebhard holds, there is no basis for adopting the principle espoused by ARC, that foreign law can under no circumstances override § 316(b) of the Trust Indenture Act (except perhaps if the foreign law is identical in all respects to U.S. law).  Nor can Gebhard be limited to the effect of a foreign proceeding on State rather than Federal rights.  It is the seminal decision on granting comity to foreign insolvency proceedings.  In Cunard S.S. Co. v. Salen Reefer Services AB, 773 F.2d 452, 458 (2d Cir. 1985), the Second Circuit stayed arbitration proceedings in favor of a foreign bankruptcy case and quoted Gebhard, 109 U.S. at 539, as follows:

Unless all parties in interest, wherever they reside, can be bound by the arrangement which it is sought to have legalized the scheme may fail.  All home creditors can be bound.  What is needed is to bind those who are abroad.  Under these circumstances the true spirit of international comity requires that schemes of this character, legalized at home, should be recognized in other countries.

Cunard is a leading example of a series of cases in which the Second Circuit has affirmed the dismissal of a U.S. lawsuit based solely on the grant of comity to a foreign insolvency proceeding.  As the Circuit Court stated in Finanz AG Zurich v. Banco Economico S.A., 192 F.3d 240, 246 (2d Cir. 1999), “[w]e have repeatedly noted the importance of extending comity to foreign bankruptcy proceedings….American courts regularly defer to such actions.” See also Victrix S.S. Co., S.A. v. Salen Dry Cargo A.B., 825 F.2d 709, 713-14 (2d Cir. 1987); Ecoban Finance Ltd v. Grupo Acerero del Norte, S.A. de C.V., 108 F.Supp.2d 349 (S.D.N.Y. 2000), aff’d. 242 F.3d 364 (2d Cir. 2001), cert. denied 534 U.S. 814 (2001).  Foreign insolvency cases have also been held to trump “Federally protected rights” of U.S. creditors under the Federal securities laws.  See Allstate Life Ins. Co. v. Linter Group Ltd., 994 F.2d 996, 999 (2d Cir. 1993)(dismissing bondholders’ federal securities fraud action to grant comity to Australian insolvency proceeding); Lindner Fund, Inc. v. Polly Peck Int’l PLC, 143 B.R. 807, 807-11 (S.D.N.Y. 1992)(dismissing federal securities fraud action in favor of foreign reorganization based on comity); Smith v. Dominion Bridge Corp., No. 96-7580, 1999 U.S. Dist. LEXIS 2131 (E.D. Pa. Mar. 2, 1999)(same).

In § 304 of the Bankruptcy Reform Act of 1979, 11 U.S.C. § 304, Congress provided an explicit scheme for the recognition and enforcement in the United States of foreign insolvency proceedings.  In addition to raising the defense of “comity” in non-bankruptcy court litigation, or filing a voluntary and involuntary plenary proceeding in the United States, the “foreign representative” of a foreign estate was given the power to file an ancillary proceeding under

§ 304 of the Bankruptcy Code.  Section 304 explicitly authorizes the Bankruptcy Court to stay the enforcement in the U.S. of actions against property involved in the foreign proceeding, as well as to grant orders providing for the turnover of any property of the foreign debtor to be administered in the foreign case.  In determining whether to grant relief under § 304, the Bankruptcy Court must be guided by “what will best assure an economical and expeditious administration of such estate, consistent with -

(1)          just treatment of all holders of claims against or interests in such estate;

(2)          protection of claim holders in the United States against prejudice and inconvenience in the processing of claims in such foreign proceeding;

(3)          prevention of preferential or fraudulent dispositions of property of such estate;

(4)          distribution of proceeds of such estate substantially in accordance with the order prescribed by this title;

(5)          comity; and

(6)          if appropriate, the provision of an opportunity for a fresh start for the individual that such foreign proceeding concerns.”

11 U.S.C. § 304(c) (2003).

Section 304 does not require that the foreign proceeding be identical to the U.S. proceeding, and the cases do not require this.  See Bank of New York & JCPL Leasing Corp. v. Treco (In re Treco), 240 F.3d 148, 158 (2d Cir. 2001); In re Axona Int’l Credit & Commerce Ltd., 88 B.R. 597, 610 (Bankr. S.D.N.Y. 1988), aff’d, 115 B.R. 442 (S.D.N.Y. 1990), appeal dismissed, 924 F.2d 31 (2d Cir. 1991).  ARC argues that the APE which Multicanal has filed in Argentina has certain characteristics which, in effect, result in the proceeding being particularly offensive to the asserted rights of U.S. noteholders under § 316(b) of the TIA.  These allegedly offensive APE characteristics, in ARC’s view, authorize “collective” action of the type that would be forbidden under the TIA.  Petitioner disputes ARC’s characterization of the APE and contends that the TIA does not establish a touchstone for the qualification of foreign law under § 304.  ARC also argues that if any foreign proceeding can ever pass muster if TIA-qualified bonds are involved, the foreign case must be identical to a U.S. case.  Suffice it to say that the issue for further determination is whether the APE is entitled to recognition under § 304, not whether the APE is identical to Chapter 11 or even a prepackaged Chapter 11.  As stated in In re Brierley, 145 B.R. 151, 160 (Bankr. S.D.N.Y. 1992), “section 304 was intended to arm the bankruptcy courts with the maximum flexibility possible in handling ancillary cases in light of principles of international comity and respect for the laws and judgments of other nations.…[T]his articulated legislative intent warrants construction of the statute so as to further rather than stymie the Congressional desire.” See also H.R. Rep. No. 95595, 95th Cong., 1st Sess. 324 (1977); S. Rep. No. 95-989, 95th Cong., 2d Sess. 35 (1978).

ARC’s contention, that § 304 and the Trust Indenture Act must be read together, is undoubtedly correct.  Connecticut Natl. Bank v. Germain, 503 U.S. 249, 253 (1992).  The Court also agrees with ARC’s point that there is no real conflict between the two statutes.  As discussed above, the Trust Indenture Act governs the rights of individual holders under a qualified indenture and provides that certain of these rights cannot be impaired by a majority or supermajority of other holders; § 304 provides a means for determining whether a foreign insolvency proceeding is entitled to recognition in the United States and whether the foreign representative is entitled to certain relief.  There is no basis for ARC’s further premise that somehow the “rights” granted under the Trust Indenture Act must be construed to “rank supreme.” Indeed, if there were need for a “bright line” – to quote ARC, “U.S. Bankruptcy Code proceedings yes, all others no” – Multicanal’s § 304 petition would fall on the “yes” side of the line as it is a “U.S. Bankruptcy Code proceeding.”

Since the two statutes can easily be read together, ARC’s three methods for “harmonizing” the demands of the TIA and the Bankruptcy Code are not required.  They are also not viable.  First, ARC suggests that Multicanal could structure its APE to protect the rights of the Noteholders under the TIA.  Although Multicanal could doubtless choose such an approach to its restructuring, compelling Multicanal to do so would be to deny recognition of a foreign proceeding that might otherwise meet the standards of § 304.  ARC also proposes that issuers holding TIA-governed bonds, including foreign issuers, could commence a plenary bankruptcy case in the U.S.  Once again, this approach ignores a fundamental purpose of § 304, which is to avoid the inconvenience and expense of a full U.S. Chapter 11 proceeding.  See In re Treco, 240 F.3d at 154; Cunard S.S. Co., 773 F.2d at 455.  Finally, ARC suggests that the Court permit the restructuring of TIA-governed bonds only in foreign proceedings that afford noteholders the same substantive and procedural protections that would exist in a U.S. Chapter 11 proceeding.  As noted above, § 304 does not require that the laws governing a foreign proceeding be identical to those of the U.S.; rather, the foreign proceeding must meet the standards of § 304.  See In re Treco, 240 F.3d at 158; In re Axona Int’l Credit & Commerce Ltd., 88 B.R. at 610.

Comity is one of the factors to be considered in determining whether to grant relief under § 304, and ARC correctly argues that comity demands “due regard” for rights under U.S. law.  It has long been established that in determining whether to grant comity to a foreign proceeding, courts must consider both the nature of the U.S. rights that would be affected as well as the foreign interests involved.  Hilton v. Guyot, 159 U.S. 113 (1895); see also Maxwell Communication Corp. v. Societe Generale (In re Maxwell Communication Corp.), 93 F.3d 1036, 1047-48 (2d Cir. 1996); Underwood v. Hilliard (In re Rimsat, Ltd.), 98 F.3d 956, 963 (7th Cir. 1996).  But ARC misstates the policy issues, as well as the nature of the bondholders’ rights protected by § 316(b) of the Trust Indenture Act.  ARC cites a Statement of Interest recently filed by the United States in a suit by bondholders attempting to obtain a judgment against the

Republic of Argentina, which had defaulted on its sovereign debt.  The U.S. government there stated that it is governmental policy that holders of foreign sovereign debt have a right to obtain a judgment on their debt under appropriate circumstances.  This has long been national policy.  See Allied Bank Int’l v. Banco Credito Agricola de Cartago, 757 F.2d 516 (2d Cir. 1985).  But a sovereign cannot file an insolvency case, and there are no recognized proceedings available to prevent holders of debt, including recalcitrant minority bondholders, from pursuing their claims against a sovereign debtor.

As the Statement of Interest of the United States notes, however, an increasingly accepted procedure for promoting the consensual restructuring of foreign sovereign debt – and one that the United States government encourages – is for sovereign debt issuers to include a provision in a governing indenture that “would permit a super-majority of bondholders to amend a debt instrument – e.g., to reduce the amount of principal or interest owing – even when a minority creditor refuses to agree to the amendment.” See Statement of Interest of the United States, ARC’s Ex. F at 4; see also Lee C. Buchheit and G. Mitu Gulati, Sovereign Bonds and the Collective Will, 51 Emory L.J. 1317, 132930 (2002); Lex Rieffel, Restructuring Sovereign Debt: The Case for Ad Hoc Machinery, ch. 12 (Brookings 2003).  This is precisely the type of clause that would be precluded in a qualified indenture by § 316 of the Trust Indenture Act, but it illustrates that policy issues regarding collective action clauses have changed in the years since the TIA was adopted at the urging of the SEC under its then chairman, William O. Douglas.  See Roe, The Voting Prohibition in Bond Workouts, 97 Yale L.J. at 234:

[I]n the half-century since the prohibition’s enactment both the bond market and bankruptcy reorganizations have changed considerably from the SEC’s perception of them in the 1930’s.  Regarding bankruptcy, Douglas’ rationales and their concomitant protective framework were shattered by the 1978 Bankruptcy Code, which encourages negotiated solutions by majority vote, the very kind of vote prohibited under the Trust Indenture Act.  Furthermore, the prohibition of bondholder votes provides little protection in today’s heavily institutionalized bond market.  Better ways can be found to accomplish the little that the prohibition now achieves.  The prohibition is also sharply at odds with prevailing mechanisms present in other corporate recapitalizations, such as stockholder votes in mergers and preferred stockholder votes in recapitalizations.

See also Marcel Kahan, Rethinking Corporate Bonds: The Trade-Off Between Individual and Collective Rights, 77 N.Y.U. L. Rev. 1040 (2002).

Changing public policy with respect to collective action clauses, of course, cannot override a statute limiting their use in indentures that must be qualified under the TIA.  The point here is merely that there is no reason to accept ARC’s contention that it would be good policy to exalt bondholders’ individual rights over recognition of foreign insolvency proceedings.  In ARC’s formulation this would mean that foreign companies that issued debt in the United States under a qualified indenture could never reorganize under the laws of their home jurisdiction unless their nation adopted a reorganization statute identical to ours or unless the foreign entity filed a full U.S. Chapter 11 proceeding, with all of its attendant expense.  Section 304 was adopted to recognize and enforce foreign proceedings where appropriate, not to require adoption of U.S. law.  See In re Treco, 240 F.3d at 153-54; In re Maxwell Communication Corp., 93 F.3d at 1053; Goerg v. Parungao (In re Goerg), 844 F.2d 1562, 1568 (11th Cir. 1988).  Moreover, some foreign entities cannot file a U.S. bankruptcy case.  For example, if a foreign entity has no property in the United States, and consequently is not eligible to file a plenary case under § 109 of the Bankruptcy Code, ARC’s limitation of the scope of § 304 would mean that certain foreign entities would be powerless to prevent minority U.S. creditors from obtaining judgments here.  Although the holders could not enforce such judgments in the U.S. immediately (there being no property here), they could use them to preclude or impede the foreign entity from ever doing business in the United States in the future.  This result would hardly be consistent with sound insolvency principles that foster an entity’s attempt at rehabilitation.  See Manville Corp. v. Equity Sec. Holders Comm. (In re Johns-Manville Corp.), 801 F.2d 60, 64 (2d Cir. 1986).

ARC’s argument would also effectively create two classes of U.S. creditors.  In ARC’s view, the holder of a note issued under a qualified indenture could not have its debt restructured under a foreign proceeding whereas another creditor, with an equally enforceable note issued directly by the debtor, would hold debt that presumably could be adjusted in such manner.  Holders of equally valid claims should have similar rights of collection.  See Liona Corp. v. PCH Assocs.  (In re PCH Assocs.), 949 F.2d 585, 598 (2d Cir. 1991).  A sound policy would not create such a disparity or expectations thereof without a very clear statutory basis – one that does not exist here.

ARC finally argues that its “property” rights must be determined under U.S. law prior to entry of an order under § 304, citing In re Koreag Controle et Revision S.A., 961 F.2d 341 (2d Cir. 1992).  Koreag involved competing claims to property in the United States of a U.S. claimant and a foreign representative; the Second Circuit held that prior to transfer of the property abroad, the nature of the foreign estate’s rights in the property should be determined by the U.S. court under the governing law of the situs of the property, New York.  Assuming, arguendo, that ARC has “property” rights at issue here, this Court determines that ARC has no rights that could not be adjusted in a foreign insolvency proceeding entitled to recognition under § 304.  Koreag also answers ARC’s further contention that this Court should defer to the courts of New York State to declare its rights.  Under Koreag this Court has the power and obligation to determine the issues that ARC has raised, and this decision constitutes that determination.

Conclusion

For the reasons stated above, the Court denies ARC’s motion to dismiss the § 304 petition on the ground that the Trust Indenture Act would prohibit impairment of its rights by a foreign insolvency proceeding (unless perhaps that proceeding were identical to one under U.S. law).  Petitioner shall settle an appropriate order on five days’ notice.  There is reserved for further decision the motion by petitioner to dismiss the involuntary Chapter 11 case commenced by ARC, as well as petitioner’s motion to hold ARC in contempt for having filed the involuntary petition without obtaining relief from the restraining order then in effect.  As ARC suggests, if the involuntary case is not dismissed, the trial should also encompass issues arising under § 305(b) of the Bankruptcy Code, which permits a court to dismiss a plenary bankruptcy case on the basis of the same factors that are relevant in determining whether to sustain a § 304 petition.

Dated:	New York, New York
March 12, 2004

/s/ Allan L. Gropper
UNITED STATES BANKRUPTCY JUDGE